

Mail Stop 4628

February 18, 2016

Zel Khan
Chief Executive Officer
Rockdale Resources Corporation
710 N Post Oak, Suite 512
Houston, TX 77024

>   **Re: Rockdale Resources Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Filed May 26, 2015**
>   **Form 10-Q for the Quarter Ended September 30, 2015**
>   **Filed November 23, 2015**
>   **Response Letter Dated January 21, 2016**
>   **File No. 000-52690**

Dear Mr. Khan:

We have reviewed your January 21, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 18, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Business, page 3

Proved Reserves, page 6

1.   We have read your response to prior comment one, concerning changes in your estimates of proved undeveloped reserves, including the tabular illustration that you provided which appears to reconcile the changes in proved developed (producing and non-producing) and the changes in proved undeveloped reserves, resulting in an overall increase of 83,416 in "Net Proved Reserves."

As you may know, Item 1203(b) of Regulation S-K, requires disclosure of material changes solely in proved undeveloped reserves that occurred during the year, which would require that you identify proved undeveloped reserves that were converted to developed reserves. In your response, you indicate that you converted 57,316 net barrels of oil from proved undeveloped to proved developed. If true, this would reduce the net proved undeveloped reserves at the beginning of 2014 from 196,740 barrels to 139,424 net barrels and require an offsetting increase in proved undeveloped reserves of 87,176 barrels to arrive at the 226,600 net barrels of proved undeveloped reserves that you disclosed as of December 31, 2014. However, you indicate revisions in proved undeveloped reserves amounting to only 26,100 barrels related to new well data and 3D seismic attributes.

Please expand your disclosure to provide both a tabulation and narrative explanation for the net changes in *proved undeveloped reserve quantities* relating to revisions, extensions/discoveries, acquisition/divestiture, improved recovery and the amounts converted during the year from proved undeveloped to proved developed, including sufficient details to reconcile and understand the overall change in net proved undeveloped reserves.

Financial Statements

Supplemental Information Relating to Oil and Gas Producing Activities (Unaudited), page F-17

Oil and Gas Reserve Information, page F-17

2.   We have read your response to prior comment four and note that you will need to also include amongst the various revisions that you have proposed an explanation for the downward revision in the previous estimate of total net proved reserves, amounting to 59,218 barrels as presented on page F-18 of your Form 10-K.

We also note that you propose to revise the classification of the addition of 148,080 net barrels of oil to indicate these reserves are the result of extensions and discoveries. Please confirm for us that your classification is consistent with the FASB ASC 932-235-50-5(d) definition of extensions and discoveries if true.

Changes in Standardized Measure of Discounted Future Cash Flows, page F-19

3.   Please revise the label relating to the line item "acquisitions of mineral in place, net of production costs" for the period ending December 31, 2014 to reflect the correction in classification identified in your response to prior comment four.

Form 10-Q for the Fiscal Quarter ended September 30, 2015

4.   We understand from your response to prior comment nine that you will be amending your Form 10-Q to provide additional disclosure in Notes 3 and 7 regarding the net revenue interests that equate with the working interests acquired and the status of the underlying properties. Given your response to prior comment 10, regarding your disclosure of a reserve estimate prepared in November 2013 for the prior owner of interests you acquired in November 2015, you should also revise disclosure in Note 7 to clarify the uncertainty about any reserve estimate prepared for the prior owners.

For example, as you indicate that your assumptions about costs and prices would not be consistent with those utilized when that report was prepared, you should address the implications of the differences in these assumptions. Since two years had elapsed, you should also identify any progress and changes to the development plans by the prior owner, and explain how these would have impacted the prior estimates; while also clarifying how you are able to assert that your development plans are consistent with those of the prior owner two year ago, and remain unaffected by the changes in commodity prices and costs of development as indicated in your reply.

If the third party engineer that prepared the estimate for the prior owner did not consent to being named in your filing you should remove the reference along with any estimate of reserves that you are not presenting as your own estimate.

Financial Statements

Note 3 – Property and Equipment, page 6

5.   We understand from your response to prior comment eight that you will be amending the Form 8-K that you filed on September 28, 2015 to include financial statements of the business acquired to comply with Rule 8-04 of Regulation S-X. We will continue our review with that filing once it has been made.

Note 7 – Subsequent Events, page 8

6.   We have read your response to prior comment 11, indicating that while you do not regard your November 2015 acquisition of a 15% working interest in the Twin Lakes San Andres Unit to be significant, you will nevertheless be filing financial statements for the properties along with your next annual report. Please submit your analysis of each of the criteria outlined in Rule 8-04(b)(1), (2) and (3) of Regulation S-X, along with the underlying financial details; and clarify your plans to include separate audited financial statements with your periodic report, rather than in an amendment to the Form 8-K that you filed to report the acquisition on November 10, 2015.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Kevin Dougherty, Attorney-Advisor, at (202) 551-3271 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources